Exhibit 1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Company Contact:

Cary Grossman

Chief Financial Officer

713- 827-2104

cgrossman@gentium.it

Investor Relations Contacts:

U.S.

Lippert/Heilshorn & Assoc.

Kim Sutton Golodetz

Kgolodetz@lhai.com

Anne Marie Fields

afields@lhai.com

212-838-3777

Italy:

Burson-Marsteller

Luca Ricci Maccarini

luca_maccarini@it.bm.com

+39 02.721431

Gentium Raises $10.9 Million in Private Offering; Funding to Support New Trials and Continued Development of Pipeline

VILLA GUARDIA (COMO), Italy, Oct 04, 2005 (BUSINESS WIRE) — Gentium S.p.A. (AMEX:GNT) (the “Company”) announced today that it has entered into definitive agreements for a $10.9 million private placement of 1,551,125 million of its American Depository Shares (ADSs) at a price of $7.05 per ADS. Subject to shareholder approval, investors in the financing will also receive warrants to purchase 620,452 ADSs at an exercise price of $9.69 per share. The closing is subject to certain conditions precedent to the closing. The purchase price is subject to reduction of 20% if the Company’s shareholders do not approve the issuance of the warrants within 180 days. Funds managed by Great Point Partners, LLC were the lead investors in the transaction. Rodman & Renshaw LLC acted as the lead placement agent for the offering, and Maxim Group LLC and I-Bankers Securities Incorporated were co-placement agents.

The net proceeds from the offering will be used to fund additional costs relating to the Company’s upcoming Phase III trial of Defibrotide to treat Severe VOD, the Company’s portion of the costs related to the recently announced Phase I/II trial of Defibrotide to treat Multiple Myeloma, the continued development of the Company’s other product candidates and for general corporate purposes.

Dr. Laura Ferro, Gentium’s Chairman and Chief Executive Officer, said, “Recent developments, including the announcement of our upcoming Phase III trial and our participation in an independent trial using Defibrotide to treat Multiple Myeloma, underscore the progress and exciting potential for Defibrotide in a number of target therapeutic areas.”

“This financing strengthens our balance sheet and allows us more flexibility in the timing of commencing some of our clinical trials. In addition, it gives us the capital to negotiate new drug development and licensing agreements from a position of strength. We are pleased with the support shown by some of our existing shareholders as well as by the enthusiasm of recognized biotech investors such as Great Point Partners and RA Capital Management, who have participated in this financing,” concluded Dr. Ferro.

David Kroin, a Managing Director of Great Point Partners, LLC, said, “We are excited to become an investor in Gentium. Our discussions with leading clinicians and researchers led us to the conclusion that Defibrotide has great potential for its investigational uses as well as holding promise in a number of additional indications. VOD is a devastating disease and we are excited to be associated with the development of this unique compound which may be the first available to significantly reduce its mortality.”

The ADSs sold in the private placement and the shares issuable upon exercise of the related warrants have not been registered under the Securities Act of 1933, as amended, or state securities laws, and may not be offered or sold in the United States without being registered with the Securities and Exchange Commission (SEC) or through an applicable exemption from SEC registration requirements. The shares were offered (and will be sold) only to qualified institutional buyers and a limited number of accredited investors. The Company has agreed to file a registration statement with the SEC covering the resale of the ADSs issued in the private placement and issuable upon exercise of the warrants.

About VOD

Severe VOD is a potentially life-threatening condition in which some of the veins in the liver are blocked as a result of toxic cancer treatments such as chemotherapy, radiation, hormone therapy and bone marrow and stem cell transplants. Based on the Company’s review of more than 200 published papers in the medical literature, it is estimated that approximately 80% of patients with Severe VOD die within 100 days without treatment. There are no currently approved treatments for Severe VOD.

About the Company

Gentium S.p.A. is a biopharmaceutical company located in Villa Guardia (Como), Italy that is focused on the research, discovery and development of drugs derived from DNA extracted from natural sources, and drugs which are synthetic derivatives, to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments. Defibrotide, the Company’s lead product candidate in the U.S., is an investigational drug that has been granted Orphan Drug status by the U.S. FDA to treat veno-occlusive disease (VOD) with multiple organ failure (“Severe VOD”) and Fast Track designation for the treatment of Severe VOD in recipients of stem cell transplants.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Prospectus filed with the Securities and Exchange Commission under Rule 424(b)(4) under the caption “Risk Factors.”

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